[ON TODD SHIPYARDS CORPORATION LETTERHEAD]




                                    FOR IMMEDIATE RELEASE
                             Via Facsimile - 1 page total
               CONTACT:  Maja D. Larson 206-623-1635 x108


     SEATTLE, WASHINGTON, September 26, 1996 --- Todd
Shipyards Corporation announced that its Chief Financial
Officer, Patrick L. Duong, has resigned to pursue other opportunities in the high technology field. Stephen G.
Welch has been appointed  Acting Chief Financial Officer.